SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Genta Incorporated
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37245M801
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 37245M801		13G/A	Page 2 of 8 Pages
1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 662,117,262
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 662,117,262
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,117,262
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12			TYPE OF REPORTING PERSON PN

Page 2 of 8 Pages

CUSIP No. 37245M801		13G/A	Page 3 of 8 Pages
1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 662,117,262
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 662,117,262
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,117,262
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12			TYPE OF REPORTING PERSON OO

Page 3 of 8 Pages

CUSIP No. 37245M801		13G/A	Page 4 of 8 Pages
1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEVIN C. TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 662,117,262
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 662,117,262
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,117,262
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12			TYPE OF REPORTING PERSON IN

Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Genta Incorporated, a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Connell Drive, Berkeley Heights, NJ 07922

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G/A (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.  Tang Capital Partners, Tang Capital Management and Kevin C. Tang shall hereinafter be referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 510, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 37245M801

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Tang Capital Partners.  Tang Capital Partners is the beneficial owner of 662,117,262 shares of the Issuer’s Common Stock, which is comprised of $116,403.69 face amount of the Issuer’s 15% Senior Secured Convertible Notes due September 2013 (the “June 2008 Notes”), $602,746.19 face amount of the Issuer’s 8% Senior Convertible Notes due September 2013 (the “September 2009 Notes”), $1,993,908.55 face amount of the Issuer’s Senior Unsecured Convertible Notes due March 2013 (the “B Note”), $2,744,761.42 face amount of the Issuer’s Senior Unsecured Convertible Notes due March 2013 (the “C Notes”), $2,238,128.71 face amount of the Issuer’s Senior Unsecured Convertible Notes due March 2013 (the “D Notes”), $2,199,266.10 face amount of the Issuer’s Senior Unsecured Convertible Notes due March 2013 (the “E Notes”), $3,561,866.87 face amount of the Issuer’s Senior Secured Convertible Notes due 2021 (the “G Notes”), $238,000 face amount of the Issuer’s Senior Secured Convertible Notes due 2021 (the “H Notes”) and $1,731,375.00 face amount of the Issuer’s Senior Secured Convertible Notes due 2022 (the “I Notes”). Additionally, Tang Capital Partners is the beneficial owner of a warrant to purchase 9,333,276 shares of the Issuer’s Common Stock (the “December 2010 Warrants”) and a warrant to purchase 1,086,031,638 shares of the Issuer’s Common Stock (the “September 2011 Warrants”).  Tang Capital Partners also owns a warrant representing the right to acquire an additional $3,966,666.67 face amount of the Issuer’s G Notes (the “G Note Warrant”) and a warrant representing the right to acquire an additional $3,847,500 of the Issuer’s I Notes (the “I Note Warrant”).

Page 5 of 8 Pages

The June 2008 Notes, which are convertible into Common Stock, can only be converted to the extent that, after such conversion, the holder would beneficially own no more than 4.999% of the Issuer’s Common Stock. The September 2011 Notes, the B Notes, the C Notes, the D Notes, the E Notes, the G Notes, H Notes and I Notes, which are each convertible into Common Stock, can only be converted to the extent that, after such conversion, the holder would beneficially own no more than 9.999% of the Issuer’s Common Stock. The December 2010 Warrant and September 2011 Warrant are only exercisable to the extent that, after such exercise, the holder would beneficially own no more than 9.999% of the Issuer’s Common Stock.

	Tang Capital Partners shares voting and dispositive power over such shares, notes and warrants with Tang Capital Management and Kevin C. Tang.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the shares of the Issuer’s Common Stock, notes and warrants beneficially owned by Tang Capital Partners.

	Kevin C. Tang. Kevin C. Tang may be deemed to beneficially own 662,117,262 shares of the Issuer’s Common Stock, comprising:

	The shares, notes and warrants that are beneficially owned by Tang Capital Partners; and

The following securities for which Mr. Tang shares voting and dispositive power: $155,669.45 face amount of B notes, $221,959.71 face amount of C Notes, $110,292.57 face amount of D Notes, $94,604.67 face amount of E Notes, $209,522.13 face amount of G Notes, $14,000.00 face amount of H Notes, $91,125.00 face amount of I Notes, a G Note Warrant to purchase $233,333.33 face amount of G Notes and an I Note Warrant to purchase $202,500.00 face amount of I Notes.

	Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein are based upon 6,621,834,805 shares of Common Stock outstanding (5,959,717,543 shares outstanding as of June 19, 2012 per the Issuer’s Form DEF 14A as filed with the Securities and Exchange Commission on June 22, 2012, plus 662,117,262 shares of Common Stock issuable upon conversion of notes or exercise of warrants).

	On August 2, 2012, the Issuer filed a voluntary petition for relief under Chapter 7 of the United States Bankruptcy Code (the “Code”) in the United States Bankruptcy Court for the District of Delaware (the “Filing”). Pursuant to the Filing, a trustee has been appointed to liquidate the assets of the Issuer in accordance with Chapter 7 of the Code.

(b)	Percent of Class:

	Tang Capital Partners	9.9%
	Tang Capital Management	9.9%
	Kevin C. Tang	9.9%

Page 6 of 8 Pages

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

		Tang Capital Partners	0 shares
		Tang Capital Management	0 shares
		Kevin C. Tang	0 shares

	(ii)	shared power to vote or to direct the vote:

		Tang Capital Partners	662,117,262 shares
		Tang Capital Management	662,117,262 shares
		Kevin C. Tang	662,117,262 shares

	(iii)	sole power to dispose or to direct the disposition of:

		Tang Capital Partners	0 shares
		Tang Capital Management	0 shares
		Kevin C. Tang	0 shares

	(iv)	shared power to dispose or to direct the disposition of:

		Tang Capital Partners	662,117,262 shares
		Tang Capital Management	662,117,262 shares
		Kevin C. Tang	662,117,262 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2013

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

Page 8 of 8 Pages